Exhibit 1

Transactions in the Securities of the Issuer During the Past 60 Days

Nature of Transaction	Amount of Securities Purchased/(Sold)	Price per Share ($)	Date of Purchase/Sale

FUND 1 INVESTMENTS, LLC

Purchase of Common Stock	1,000	35.9000	01/02/2025
Sale of Common Stock	(30,000)	36.3100	01/02/2025
Purchase of Common Stock	4,000	35.7797	01/03/2025
Purchase of Common Stock	2,000	36.6720	01/06/2025
Purchase of Common Stock	11,000	35.3944	01/07/2025
Purchase of Common Stock	1,000	35.1751	01/08/2025
Purchase of Common Stock	2,000	34.5560	01/10/2025
Purchase of Common Stock	2,000	34.2950	01/13/2025
Purchase of Common Stock	2,000	34.5100	01/14/2025
Purchase of Common Stock	2,000	34.4913	01/15/2025